SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-180880) AND ON FORM S-8 (Nos. 333-196453, 333-161683 AND 333-161684) OF TELEFONAKTIEBOLAGET LM ERICSSON (PUBL) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: April 27, 2015

First quarter report 2015

as adjusted for incorporation by reference.

Stockholm, April 23, 2015

FIRST QUARTER HIGHLIGHTS

> Sales in the quarter increased by 13% reaching SEK 53.5 (47.5) b. Significant currency movements impacted sales positively. Sales, adjusted for comparable units and currency decreased by –6% YoY,

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driven by slower mobile broadband activity in North America. 3

> With current visibility we anticipate the fast pace of 4G deployments in Mainland China to continue and the North American mobile broadband business to remain slow in the short term. 2

> Professional Services had a strong quarter. 7

> Gross margin decreased YoY to 35.4% (36.5%), due to lower capacity business in North America and continued fast pace of 4G coverage deployments in Mainland China, increased restructuring charges and a higher share of Global Services sales. 3

> The cost and efficiency program, announced in November 2014, is progressing according to plan.

Savings of SEK 9 b. is expected, with full effect during 2017. 3

> Operating income was SEK 2.1 (2.6) b. Excluding restructuring charges of SEK –0.6 (–0.1) b., the oper-

ating income was flat YoY. 4

> The net currency effect contributed positively to the operating income, despite a negative currency hedge effect of SEK –1.4 (–0.1) b. 4

> Cash flow from operating activities was SEK –5.9 (9.4) b. mainly due to increased working capital. 9

SEK b. Q1 2015 Q1 2014 YoY change Q4 2014 QoQ change

Net sales 53.5 47.5 13% 68.0 –21%

Gross margin 35.4% 36.5% – 36.6% –

Operating income 2.1 2.6 –19% 6.3 –66%

Operating margin 4.0% 5.5% – 9.3% –

Net income 1.5 1.7 –14% 4.2 –65%

EPS diluted, SEK 0.40 0.65 –38% 1.29 –69%

Cash flow from operating activities –5.9 9.4 – 8.6 –

Net cash, end of period(1) 15.6 43.6 –64% 27.6 –44%

(1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page

CEO COMMENTS

Sales increased by 13% in the quarter. Significant currency movements impacted sales positively and Professional Services had a strong quarter. Profitability improved in segment Global Services while it declined in segment Networks due to changed business mix.

Business
In the quarter, sales growth was strong in India and North East Asia.

Professional Services sales increased YoY with a continued good global demand for our services offering. We signed 27 managed services contracts in the quarter, including a major multi-country contract in Europe.

As anticipated, segment Networks mobile broadband business in North America continued to be slow in the quarter as operators remained focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. The decline in North America was partly offset by a continued fast pace of 4G deployments in Mainland China. As a consequence, the business mix shifted to a higher share of coverage projects in the quarter.

Consumer demand and mobile data traffic growth continued to be strong in North America, creating further need for quality and capacity investments. However, with current visibility, we anticipate the fast pace of 4G deployments in Mainland China to continue and the North American mobile broadband business to remain slow in the short term.

Profitability
Operating income declined YoY, primarily driven by lower profitability in segment Networks due to the above mentioned change in business mix and increased operating expenses. This was partly offset by significantly improved operating income in segment Global Services, mainly driven by Network Rollout. There were no losses related to the modems business in the quarter.

The underlying margin, excluding restructuring charges and hedge losses, improved YoY. The net currency effect contributed positively to the operating income, considering transaction and translation exposure as well as the negative currency hedge effect.

IPR revenues
As a consequence of the ongoing dispute with a major customer, the IPR licensing revenues declined in constant currencies. Reported IPR revenues were stable in the quarter as a majority of these contracts are in USD.

Cost and efficiency program
As part of improving the profitability, we continue to proactively identify efficiency opportunities. The cost and efficiency program is progressing according to plan. The ambition is to achieve savings of approximately SEK 9 b., with full effect during 2017. The program primarily relates to five key areas: portfolio streamlining and ways of working in R&D; structural enhancements in IS/IT; accelerated service delivery transformation; supply chain efficiencies; and structural efficiency gains in G&A.

In the quarter we announced, as part of the program, that 2,200 positions in Sweden, are subject to notice. In addition we will reduce the number of consultants in Sweden by 850.

Cash flow
We ended the quarter with a negative cash flow from operating activities of SEK –5.9 b. mainly due to a change in business mix with less capacity business in North America and a higher share of coverage business in Mainland China. This impacted working capital negatively.

Targeted areas
In line with our strategy, we are investing in our targeted areas; IP networks, Cloud, OSS & BSS, TV & Media and Industry & Society. Sales in targeted areas continued to show good growth. At the Mobile World Congress (MWC) in Barcelona, in February, we saw an increased interest from non-operator customers, especially within the area of Industry & Society. Most of our key launches at MWC were related to the targeted areas, including the new Router 6000 Series, the Hyperscale Cloud Solution, Expert Analytics 15.0, a new Media Delivery Network solution and Digital Telco Transformation.

In addition to the launches in the targeted areas we announced the new Ericsson Radio System. The system has an innovative modular architecture, delivering three times the capacity density with 50% improvement in energy efficiency. With the launches at the MWC, we have further strengthened our leadership and ability to deliver on our growth ambitions.

Hans Vestberg
President and CEO

2 Ericsson | First Quarter Report 2015

FINANCIAL HIGHLIGHTS

SEK b.	Q1 2015	Q1 2014	YoY change	Q4 2014	QoQ change
Net sales	53.5	47.5	13%	68.0	–21%
Of which Networks	*26.4*	*24.4*	*8%*	*34.1*	*–22%*
Of which Global Services	*23.9*	*20.4*	*17%*	*29.8*	*–20%*
Of which Support Solutions	*3.1*	*2.8*	*11%*	*4.0*	*–23%*
Of which Modems	*0.1*	*0.0*	–	*0.1*	–
Gross income	19.0	17.3	9%	24.9	–24%
Gross margin (%)	35.4%	36.5%	–	36.6%	–
Research and development expenses	–8.5	–8.3	3%	–9.7	–12%
Selling and administrative expenses	–7.1	–6.5	11%	–8.1	–12%
Other operating income and expenses	–1.2	0.0	–	–0.8	–
Operating income	2.1	2.6	–19%	6.3	–66%
Operating margin	4.0%	5.5%	–	9.3%	–
for Networks	*2%*	*10%*	–	*13%*	–
for Global Services	*7%*	*5%*	–	*7%*	–
for Support Solutions	*3%*	*0%*	–	*11%*	–
for Modems	*0%*	–	–	–	–
Financial net	–0.1	–0.2	–73%	–0.5	–88%
Taxes	–0.6	–0.7	–14%	–1.7	–63%
Net income	1.5	1.7	–14%	4.2	–65%
Restructuring charges	*–0.6*	*–0.1*	–	*–0.8*	–

Net sales
Sales in the quarter increased by 13% YoY. Significant currency effect impacted sales positively, mainly due to a continued strengthening of the USD towards the SEK. Professional Services had a strong quarter.

Growth in India, North East Asia, South East Asia and Oceania as well as the Middle East was partly offset by anticipated lower broadband business activity in North America, where operators remained focused on cash flow optimization to finance major acquisitions and spectrum auctions. As a consequence of the ongoing dispute with a major customer, the IPR licensing revenues declined in constant currencies. Reported IPR revenues were stable in the quarter as a majority of these contracts are in USD.

Sales declined sequentially following a seasonally strong Q4.

Gross margin
The gross margin decreased YoY. This was primarily due to lower capacity business in North America and continued fast pace of 4G coverage business in Mainland China. In addition, higher restructuring charges and a higher share of Global Services sales impacted gross margin negatively. Currency effects contributed positively to gross margin.

The gross margin decreased sequentially following a strong Q4 2014 with high software sales and strong IPR revenues.

Restructuring charges and cost and efficiency program
Restructuring charges for the Group increased YoY and were stable QoQ. Restructuring charges in the quarter were primarily related to Service Delivery. The activities in the cost and efficiency program are progressing according to plan and work to proactively identify efficiency opportunities continues.

As part of the program, restructuring activities were announced in Sweden. These will impact 2,200 positions and approximately 850 consultants, mainly in R&D and Supply and are estimated to result in restructuring charges of approximately SEK –2 b. in Q2 2015. Related savings will start to impact results towards the end of 2015.

Operating expenses
Total operating expenses increased YoY, mainly driven by increased selling expenses due to negative currency effects and acquisitions.

3 Ericsson | First Quarter Report 2015

Quarterly sales and reported sales growth year over year

SEK b. %

Quarterly sales

Reported sales growth

Operating expenses and operating expense, % of sales

SEK b. %

Operating expenses

Operating expenses of sales

Operating income and operating margin

SEK b. %

Operating income

Operating margin

Other operating income and expenses

The revaluation and realization effects from currency hedge contracts were SEK –1.4 b., of which SEK –1.1 b. was realized. This is to be compared with the total impact from hedges of SEK

–1.0 b. in Q4 2014 and SEK –0.1 b. in Q1 2014.

The negative effect derives mainly from the hedge contract bal- ance in USD, which has further decreased in value. The SEK has weakened towards the USD between December 31, 2014 (SEK/ USD rate 7.79) and March 31, 2015 (SEK/USD rate 8.64).

Operating income

Operating income decreased YoY due to higher operating expenses and increased restructuring charges. This was partly offset by higher sales. The net currency effect had a positive impact on operating income.

Operating income decreased QoQ primarily due to seasonally weaker sales and a lower gross margin. This was partly offset by lower operating expenses.

Financial net

The financial net improved YoY and QoQ, mainly related to posi- tive foreign currency revaluation effects and positive interest revaluation effects.

Net income and EPS

Net income and EPS diluted decreased following the lower operating income.

Employees

The number of employees on March 31, 2015 is 118,706 com- pared with 118,055 on Dec 31, 2014. The majority of the increase is related to India, following a large new countrywide managed services contract. The number of Ericsson services professionals on March 31, 2015 was 66,000 (65,000 Dec 31,

2014).

MODEMS

Net Sales

The discontinuation of the modems business is now almost completed. Net sales in the quarter of SEK 0.1 b., are related to earlier signed contracts that all have end-of-life agreements.

Operating income

Operating income for the modems business was SEK 0.0 b.

4

Ericsson | First Quarter Report 2015

REGIONAL SALES

SEK b.	First quarter 2015				Change	
	Networks	Global Services	Support Solutions	Total	YoY	QoQ
North America	5.2	6.3	0.8	12.2	0%	–6%
Latin America	2.1	2.2	0.2	4.6	–3%	–30%
Northern Europe and Central Asia	1.8	0.8	0.1	2.7	12%	–33%
Western and Central Europe	1.6	2.9	0.2	4.7	8%	–22%
Mediterranean	1.9	2.9	0.1	5.0	4%	–34%
Middle East	2.4	1.9	0.2	4.5	17%	–34%
Sub-Saharan Africa	0.8	1.2	0.2	2.2	19%	–17%
India	2.1	1.1	0.3	3.5	108%	49%
North East Asia	4.0	2.0	0.1	6.0	23%	–35%
South East Asia and Oceania	2.4	1.8	0.1	4.3	24%	–14%
Other [1]	2.1	0.7	0.8	3.8	15%	–19%
Total	**26.4**	**23.9**	**3.1**	**53.5**	**13%**	**–21%**

[1] Region "Other" includes licensing revenues, broadcast services, power modules, mobile broadband modules, Ericsson-LG Enterprise and other businesses.

North America
Networks sales in the quarter continued to be slow as operators remained focused on cash flow optimization in order to finance major acquisitions and spectrum auctions. ICT transformation related business as well as TV & Media developed favorably in the quarter.

Latin America
Sales decreased slightly YoY. Business continued to be driven primarily by related services for mobile broadband coverage projects and BSS transformations projects. Currency restrictions impacted investments in some parts of the region.

Northern Europe and Central Asia
Sales grew in the quarter, primarily driven by continued mobile broadband infrastructure investments in Russia, however at a slower pace than previous quarters. Support Solutions developed favorably in the quarter, both in TV & Media and OSS & BSS.

Western and Central Europe
Sales increased YoY, driven by managed services, as operators seek network quality and operational efficiencies. TV compression as well as OSS & BSS sales added to the growth in Support Solutions. Mobile broadband deployments and investments in network quality continued.

Mediterranean
Sales growth YoY was driven by Global Services where managed services sales were the main contributor. Continued capacity business contributed positively to Networks sales.

Middle East
Sales growth YoY was driven by increased mobile broadband projects while sales in Global Services and Support Solutions remained flat.

Sub-Saharan Africa
Sales increased YoY in key markets, for both Networks and Global Services, driven by strong data growth in mobile networks as well as regulatory quality requirements.

India
Sales increased YoY, mainly due to continued operator spending driven by growth in mobile data traffic. Global Services sales showed a strong development, mainly as a result of the first pan-India managed services contract. Spectrum auctions were conducted in the quarter.

North East Asia
Sales growth YoY was mainly driven by a continued fast pace of deployment of previously awarded 4G contracts in Mainland China.

South East Asia and Oceania
Sales increased YoY, primarily driven by continued mobile broadband projects. Professional Services showed good momentum.

Other
As a consequence of the ongoing dispute with a major customer, the IPR licensing revenues declined in constant currencies. Reported IPR revenues were stable in the quarter as a majority of these contracts are in USD.

Broadcast services continued to grow, following the Red Bee Media acquisition. Sales of power modules and other businesses are also included in "Other".

5 Ericsson | First Quarter Report 2015

Segment results

NET WORKS

Segment sales

[GRAPHIC APPEARS HERE]

Networks Global Services Support Solutions

Quarterly sales and sales growth year over year

SEK b. %

[GRAPHIC APPEARS HERE]

Quarterly sales

Sales growth

Operating income and operating margin

SEK b. %

[GRAPHIC APPEARS HERE]

Operating income

Operating margin

SEK b. Q1 2015 Q1 2014 YoY change Q4 2014 QoQ change

Net sales 26.4 24.4 8% 34.1 –22%

Operating income 0.6 2.5 –76% 4.3 –86%

Operating margin 2% 10% – 13% –

Restructuring charges –0.2 –0.1 87% –0.1 23%

Net sales

Reported sales in segment Networks grew by 8% YoY with strong sales related to mobile broadband deployments in Main- land China, India, the Middle East as well as South East Asia and Oceania. As anticipated, business activity in North America con- tinued to be slow in the quarter as operators remained focused on cash flow optimization in order to finance major acquisitions and spectrum auctions.

Sales declined QoQ following a seasonally strong Q4 2014. Sales related to the IP business showed growth both YoY and QoQ.

Operating income and margin

The operating income and margin declined YoY following lower capacity business in North America and continued fast pace of

4G deployments in Mainland China. In addition, operating expenses increased YoY after a gradual increase in R&D activi- ties in IP networks and Cloud last year. Expenses were also neg- atively impacted by the Q4 2014 transfer of resources from the modems business, adding competence to capture opportuni- ties in radio. The negative effect from currency hedge contracts was SEK –1.1 (–0.1) b.

Sequentially, the decline in operating income and margin was mainly due to lower sales.

GLOBAL SERVICES

Segment sales

[GRAPHIC APPEARS HERE]

Networks Global Services Support Solutions

Quarterly sales and sales growth year over year

SEK b. %

[GRAPHIC APPEARS HERE]

Quarterly sales

Sales growth

Operating income and operating margin

SEK b. %

[GRAPHIC APPEARS HERE]

Operating income

Operating margin

SEK b. Q1 2015 Q1 2014 YoY change Q4 2014 QoQ change

Net sales 23.9 20.4 17% 29.8 –20%

Of which Professional Services 18.1 15.1 20% 21.4 –15%

Of which Managed Services 7.5 5.8 30% 7.7 –3%

Of which Network Rollout 5.8 5.3 9% 8.4 –31%

Operating income 1.7 1.0 62% 1.9 –13%

Of which Professional Services 2.1 1.9 11% 2.5 –15%

Of which Network Rollout –0.4 –0.9 –50% –0.5 –20%

Operating margin 7% 5% – 7% –

for Professional Services 12% 13% – 12% –

for Network Rollout –7% –16% – –6% –

Restructuring charges –0.4 –0.0 – –0.6 –30%

Net sales

Reported sales in Global Services grew by 17% YoY driven by Professional Services and in particular Managed Services. In the quarter, 27 Managed Services contracts were signed. The growth in Network Rollout sales YoY was entirely related to cur- rencies. After a seasonally strong Q4, sales declined QoQ.

Operating income and margin

Operating income in Global Services improved YoY driven by reduced losses in Network Rollout and increased sales in Pro- fessional Services. This was partly offset by higher restructuring charges.

Operating margin in Professional Services declined slightly YoY due to a higher share of new managed services contracts. There is continued good progress in returning the Network Rollout business to profitability and its operating margin, excluding restructuring charges, improved YoY to –3% (–16%). The nega- tive effect from currency hedge contracts in Global Services was SEK –0.2 (–0.1) b.

Global Services operating income declined QoQ due to lower sales.

SEK b. Q1 2015 Q1 2014

Number of signed Managed Services contracts 27 16

Number of signed significant consulting & systems integration contracts 1) 13 9

1) In the areas of OSS and BSS, IP, Service Delivery Platforms and data center build projects.

SUPPORT SOLUTIONS

Segment sales

[GRAPHIC APPEARS HERE]

Networks Global Services Support Solutions

Quarterly sales and sales growth year over year

SEK b. %

[GRAPHIC APPEARS HERE]

Quarterly sales

Sales growth

Operating income and operating margin

SEK b. %

[GRAPHIC APPEARS HERE]

Operating income

Operating margin

SEK b. Q1 2015 Q1 2014 YoY change Q4 2014 QoQ change

Net sales 3.1 2.8 11% 4.0 –23%

Operating income 0.1 0.0 – 0.4 –81%

Operating margin 3% 0% – 11% –

Restructuring charges 0.0 0.0 – 0.0 –

Net sales

Reported sales in Support Solutions grew by 11% YoY with con- tinued good development in OSS & BSS. The overall transition from traditional telecom software license business models to recurrent license revenue deals continues. Sales declined QoQ after a seasonally strong Q4.

Operating income and margin

Operating income and margin improved YoY primarily due to continued good progress in OSS & BSS.

The negative effect from currency hedge contracts was SEK

–0.1 (0.0) b.

Operating income and margin declined QoQ due to lower sales.

CASH FLOW

SEK b.	Q1 2015	Q1 2014	Q4 2014
Net income reconciled to cash	3.1	3.2	8.3
Changes in operating net assets	–9.0	6.2	0.3
Cash flow from operating activities	–5.9	9.4	8.6
Cash flow from investing activities	–2.1	–8.8	–1.7
Cash flow from financing activities	0.9	–5.1	0.4
Net change in cash and cash equivalents	**–5.7**	**–4.0**	**8.9**
Cash conversion (%) [1]	**–188%**	**290%**	**104%**

The negative cash flow from operating activities was mainly due to change of business mix with less capacity business in North America and a higher share of coverage business in Mainland China. This impacted working capital negatively.

As previously communicated, Ericsson is building three global ITC centers and investing approximately SEK 7 b. between 2014 to 2018. The investing activities in the quarter primarily related to the construction of these centers in Sweden and Canada.

Cash flow from financing activities was positively impacted by increased local borrowings of SEK 0.8 b.

Payments for ongoing restructuring amounted to approximately SEK –0.4 b. in the quarter.

Working capital KPIs, number of days	Jan-Mar 2015	Jan-Dec 2014	Jan-Sep 2014	Jan-Jun 2014	Jan-Mar 2014
Sales outstanding	125	105	111	113	112
Inventory	82	64	69	70	72
Payable	64	56	57	61	62

Days sales outstanding increased mainly due to seasonality and change in business mix with less capacity business in North America and a higher share of coverage business in Mainland China. Inventory days increased as an effect of the above mentioned shift in business mix. Payable days increased due to seasonality. Efforts continue in order to reduce working capital through a better order-to-cash process.

[1] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 18.

9 Ericsson | First Quarter Report 2015

FINANCIAL POSITION

SEK b. Mar 31 2015 Mar 31 2014 Dec 31 2014

+ Short-term investments 30.8 41.8 31.2

+ Cash and cash equivalents 35.3 38.1 41.0

Gross cash 66.1 79.9 72.2

– Interest bearing liabilities and post-employment benefits 50.5 36.3 44.5

Net cash(1) 15.6 43.6 27.6

Equity 149.1 142.6 145.3

Total assets 303.0 267.2 293.6

Capital turnover (times) 1.1 1.1 1.2

Equity ratio (%) 49.2% 53.4% 49.5%

Net cash decreased in the quarter as a result of a negative cash flow from operating activities, increased post-employment ben- efits as well as increased capex related to the construction of three global ICT centers in Sweden and Canada. The post-em- ployment benefits increased by SEK 3.8 b. mainly due to lower discount rates in Sweden. The net cash position, excluding post-employment benefits, was SEK 39.7 b.

The average maturity of long-term borrowings as of March 31,

2015, was 5.6 years, compared to 5.7 years 12 months earlier. Ericsson has an unutilized Revolving Credit Facility of USD 2.0 b.

Debt maturity profile, Parent Company

SEK b.

[GRAPHIC APPEARS HERE]

Swedish Export Credit Corporation MTN Bond

Nordic Investment Bank European Investment Bank Notes and Bonds

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page

OTHER INFORMATION

Modems ceased to exist as a Business unit
On January 1, 2015, the Business unit Modems was discontinued, following the decision announced on September 18, 2014, that Ericsson would discontinue development of modems and shift part of investment into radio network R&D to better capture growth opportunities in this area. The change in strategy for modems came as the company completed its evaluation of the future of the modems business. Segment Modems will remain as a reporting unit for 2015.

Ericsson took legal action against Apple
On January 12, 2015, Apple filed a lawsuit asking the United States District Court for the Northern District of California to find that it does not infringe a small subset of Ericsson's patents. On January 14, 2015, following Apple's legal action, Ericsson filed a complaint in the United States District Court for the Eastern District of Texas requesting a ruling on Ericsson's proposed global licensing fees with Apple. During the past two years of negotiations, the companies have not been able to reach an agreement on licensing of Ericsson's patents that enable Apple's mobile devices to connect with the world and power many of their applications. Ericsson filed the suit in order to receive an independent assessment on whether Ericsson's global licensing offer complies with Ericsson's FRAND commitment.

The global license agreement for mobile technology between Ericsson and Apple has expired and Apple has declined to take a new license on offered FRAND terms.

Ericsson announced change in executive leadership team
On January 15, 2015, Ericsson announced that Johan Wibergh, Executive Vice President and Head of Segment Networks, will leave his position to take on a role outside of Ericsson. Wibergh joined Ericsson in 1996 and has since held a number of executive positions within the company. Since 2008, Wibergh has also been part of Ericsson's Executive Leadership Team. Although stepping down from his position immediately, Wibergh will remain available to Ericsson until April 30, 2015 when he formally leaves the company.

Effective January 15, 2015, Hans Vestberg will, in addition to his role as President and CEO, assume the role as Head of Segment Networks.

Ericsson sued Apple for patent infringement to defend fair licensing system
Ericsson announced on February 27, that it had filed two complaints with the International Trade Commission (ITC) and seven complaints in the United States District Court for the Eastern District of Texas against Apple asserting 41 patents covering many aspects of Apple's iPhones and iPads after Apple refused Ericsson's offer to have a court determine fair licensing terms by which both companies would be bound. The patents include standard essential patents related to the 2G and 4G/LTE standards as well as other patents that are critical to features and functionality of Apple devices. Ericsson seeks exclusion orders in the ITC proceedings and damages and injunctions in the District Court actions.

The global cost and efficiency program
On March 11, Ericsson announced that 2,200 positions in Sweden, mainly in R&D and Supply, are subject to notice. This is part of the the cost and efficiency program. The program activities in 2015 will mainly target structural improvements in R&D, Service Delivery and Supply globally.The program includes both headcount reductions and savings in external costs across the company's operations.

As announced at Ericsson's Capital Markets Day on November 13, 2014, accelerated efficiency measures will run globally through 2017. The program targets savings of approximately SEK 9 b. with full effect during 2017.

Ericsson announced the intention to acquire telecom IT services business in Mainland China
On March 16, Ericsson announced that it has signed a definitive agreement to acquire the telecom business of Sunrise Technology, a provider of IT services in the operations and business support systems (OSS & BSS) domain. Sunrise Technology, which is headquartered in Guangzhou, China, will continue to exist as a separate entity - serving customers in sectors other than telecom. The acquisition of Sunrise Technology strengthens Ericsson's position in OSS & BSS, which is one of the targeted growth areas where Ericsson aims to establish leadership.

Approximately 1,000 employees - almost all of whom are based in Guangzhou - will join Ericsson by Q2 2015, subject to customary closing conditions. The employees have expertise in IT consulting; systems integration for charging and billing systems; customer relationship management; business intelligence/analytics solutions as well as in application development and maintenance.

POST-CLOSING EVENTS

Resolutions at the AGM
On April 14, 2015, Ericsson held its AGM in Stockholm. The proposed dividend of SEK 3.40 per share was approved by the AGM.

In accordance with the proposal of the Nomination Committee, Leif Johansson was reelected Chairman of the Board of Directors. Roxanne S. Austin, Nora Denzel, Börje Ekholm, Alexander Izosimov, Ulf J. Johansson, Kristin Skogen Lund, Hans Vestberg and Jacob Wallenberg were re-elected to the Board and Anders Nyrén and Sukhinder Singh Cassidy were elected new Board members. In accordance with the Board of Directors' proposal, the AGM resolved to approve the Guidelines for remuneration to Group management.

DISCLOSURE PURSUANT TO SECTION 219 OF THE IRAN THREAT REDUCTION AND SYRIA HUMAN RIGHTS ACT OF 2012 (ITRA)

During the first quarter of 2015, Ericsson made sales of telecommunications infrastructure related products and services in Iran to MTNIrancell and to Mobile Communication Company of Iran, which generated gross revenues (reported as net sales) of approximately SEK 545 million. Ericsson does not normally allocate quarterly net profit (reported as net income) on a country-by-country or activity-by-activity basis, other than as set forth in Ericsson's consolidated financial statements prepared in accordance with IFRS as issued by the IASB. However, Ericsson has estimated that its operating income (income before taxes and financial net) from such sales, after internal cost allocation, during the first quarter of 2015 would be substantially lower than such gross revenues. During the first quarter of 2015, Ericsson contracted with Sherkate Khadamate Ertebati Rightel ("Rightel") for sales by Ericsson of telecommunications infrastructure related products and services to Rightel.

11 Ericsson | First Quarter Report 2015

RISK FACTORS

Ericsson's operational and financial risk factors and uncertainties along with our strategies and tactics to mitigate risk exposures or limit unfavorable outcomes are described in our Annual Report 2014. Compared to the risks described in the Annual Report 2014, no material, new or changed risk factors or uncertainties have been identified in the year.

Risk factors and uncertainties in focus short-term for the Parent Company and the Ericsson Group include:

- Potential negative effects on operators' willingness to invest in network development due to uncertainty in the financial markets and a weak economic business environment, or reduced consumer telecom spending, or increased pressure on us to provide financing, or delayed auctions of spectrums;
- Uncertainty regarding the financial stability of suppliers, for example due to lack of financing;
- Effects on gross margins and/or working capital of the business mix in the Networks segment between capacity sales and new coverage build-outs;
- Effects on gross margins of the business mix in the Global Services segment including proportion of new network build-outs and share of new managed services deals with initial transition costs;
- Effects of the ongoing industry consolidation among our customers as well as between our largest competitors, e.g. with postponed investments and intensified price competition as a consequence;
- Changes in foreign exchange rates, in particular USD;
- Political unrest or instability in certain markets;
- Effects on production and sales from restrictions with respect to timely and adequate supply of materials, components and production capacity and other vital services on competitive terms;
- No guarantees that specific restructuring or cost-savings initiatives will be sufficient, successful or executed in time to deliver any improvements in short-term earnings.

Ericsson stringently monitors the compliance with all relevant trade regulations and trade embargos applicable to dealings with customers operating in countries where there are trade restrictions or trade restrictions are discussed. Moreover, Ericsson operates globally in accordance with Group policies and directives for business ethics and conduct.

Stockholm, April 23, 2015

Telefonaktiebolaget LM Ericsson

Hans Vestberg, President and CEO

Org. Nr. 556016-0680

This report has not been reviewed by Telefonaktiebolaget LM Ericsson's auditors.

Date for next report: July 17, 2015

12 Ericsson | First Quarter Report 2015

EDITOR'S NOTE

For further information, please contact:
Helena Norrman, Senior Vice President, Marketing and Communications
Phone: +46 10 719 34 72
E-mail: investor.relations@ericsson.com or media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson
Org. number: 556016-0680
Torshamnsgatan 21
SE-164 83 Stockholm
Phone: +46 10 719 00 00

Investors

Peter Nyquist, Vice President,
Investor Relations
Phone: +46 10 714 64 49, +46 70 575 29 06
E-mail: peter.nyquist@ericsson.com

Stefan Jelvin, Director,
Investor Relations
Phone: +46 10 714 20 39, +46 70 986 02 27
E-mail: stefan.jelvin@ericsson.com

Åsa Konnbjer, Director,
Investor Relations
Phone: +46 10 713 39 28, +46 73 082 59 28
E-mail: asa.konnbjer@ericsson.com

Rikard Tunedal, Director,
Investor Relations
Phone: +46 10 714 54 00, +46 761 005 400
E-mail: rikard.tunedal@ericsson.com

Media

Ola Rembe, Vice President,
Head of External Communications
Phone: +46 10 719 97 27, +46 73 024 48 73
E-mail: media.relations@ericsson.com

Corporate Communications
Phone: +46 10 719 69 92
E-mail: media.relations@ericsson.com

13 Ericsson | First Quarter Report 2015

Safe harbor statement

All statements made or incorporated by reference in this release, other than statements or characterizations of historical facts, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projec- tions about our industry, management’s beliefs and certain assumptions made by us. Forward-looking statements can often be identified by words such as “anticipates”, “expects”, “intends”, “plans”, “predicts”, “believes”, “seeks”, “estimates”, “may”, “will”, “should”, “would”, “potential”, “continue”, and varia- tions or negatives of these words, and include, among others, statements regarding: (i) strategies, outlook and growth pros- pects; (ii) positioning to deliver future plans and to realize poten- tial for future growth; (iii) liquidity and capital resources and expenditure, and our credit ratings; (iv) growth in demand for our products and services; (v) our joint venture activities; (vi) eco- nomic outlook and industry trends; (vii) developments of our markets; (viii) the impact of regulatory initiatives; (ix) research and development expenditures; (x) the strength of our competi- tors; (xi) future cost savings; (xii) plans to launch new products and services; (xiii) assessments of risks; (xiv) integration of acquired businesses; (xv) compliance with rules and regulations and (xvi) infringements of intellectual property rights of others.

In addition, any statements that refer to expectations, projec- tions or other characterizations of future events or circum- stances, including any underlying assumptions, are for-

ward-looking statements. These forward-looking statements speak only as of the date hereof and are based upon the infor- mation available to us at this time. Such information is subject to change, and we will not necessarily inform you of such changes. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are diffi- cult to predict. Therefore, our actual results could differ materi- ally and adversely from those expressed in any forward-looking statements as a result of various factors. Important factors that may cause such a difference for Ericsson include, but are not limited to: (i) material adverse changes in the markets in which we operate or in global economic conditions; (ii) increased prod- uct and price competition; (iii) reductions in capital expenditure by network operators; (iv) the cost of technological innovation and increased expenditure to improve quality of service; (v) sig- nificant changes in market share for our principal products and services; (vi) foreign exchange rate or interest rate fluctuations; and (vii) the successful implementation of our business and operational initiatives.

fINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Contents

Financial statements

Consolidated income statement 16

Statement of comprehensive income 16

Consolidated balance sheet 17

Consolidated statement of cash flows 18

Consolidated statement of changes in equity 19

Consolidated income statement – isolated quarters 19

Consolidated statement of cash flows – isolated quarters 20

Additional information

Accounting policies 21

Net sales by segment by quarter 22

Operating income by segment by quarter 23

Operating margin by segment by quarter 23

Net sales by region by quarter 24

Net sales by region by quarter (cont.) 25

Top 5 countries in sales 25

Net sales by region by segment 26

Provisions 27

Information on investments 27

Reconciliation table, non-IFRS measurements 28

Net cash – end of period 28

Other information 29

Number of employees 29

Restructuring charges by function 30

Restructuring charges by segment 30

CONSOLIDATED INCOME STATEMENT

	Jan–Mar			Jan–Dec
SEK million	2014	2015	Change	2014
Net sales	47,505	53,520	13%	227,983
Cost of sales	–30,184	–34,556	14%	–145,556
Gross income	**17,321**	**18,964**	**9%**	**82,427**
Gross margin (%)	36.5%	35.4%		36.2%
Research and development expenses	–8,275	–8,487	3%	–36,308
Selling and administrative expenses	–6,452	–7,131	11%	–27,100
Operating expenses	**–14,727**	**–15,618**	**6%**	**–63,408**
Other operating income and expenses	21	–1,240		–2,156
Shares in earnings of JV and associated companies	15	27		–56
Operating income	**2,630**	**2,133**	**–19%**	**16,807**
Financial income	401	684		1,277
Financial expenses	–612	–740		–2,273
Income after financial items	**2,419**	**2,077**	**–14%**	**15,811**
Taxes	–727	–623		–4,668
Net income	**1,692**	**1,454**	**–14%**	**11,143**
Net income attributable to:				
Stockholders of the Parent Company	2,120	1,319		11,568
Non-controlling interests	–428	135		–425
Other information				
Average number of shares, basic (million)	3,233	3,244		3,237
Earnings per share, basic (SEK) [1]	0.66	0.41		3.57
Earnings per share, diluted (SEK) [1]	0.65	0.40		3.54

[1] Based on Net income attributable to stockholders of the Parent Company.

STATEMENT OF COMPREHENSIVE INCOME

	Jan–Mar		Jan–Dec
SEK million	2014	2015	2014
Net income	**1,692**	**1,454**	**11,143**
Other comprehensive income			
Items that will not be reclassified to profit or loss			
Remeasurements of defined benefits pension plans incl. asset ceiling	–1,622	–3,211	–10,017
Tax on items that will not be reclassified to profit or loss	329	694	2,218
Items that may be reclassified to profit or loss			
Cash flow hedges			
Gains/losses arising during the period	–	–	
Reclassification adjustments for gains/losses included in profit or loss	–	–	
Revaluation of other investments in shares and participations			
Fair value remeasurement	0	181	47
Changes in cumulative translation adjustments	401	4,409	8,734
Share of other comprehensive income on JV and associated companies	11	–4	579
Tax on items that may be reclassified to profit or loss	–	–	5
Total other comprehensive income, net of tax	**–881**	**2,069**	**1,566**
Total comprehensive income	**811**	**3,523**	**12,709**
Total comprehensive income attributable to:			
Stockholders of the Parent Company	1,240	3,305	12,981
Non-controlling interest	–429	218	–272

16 Ericsson | First Quarter Report 2015

CONSOLIDATED BALANCE SHEET

SEK million

Dec 31

2014

Mar 31

2015

ASSETS

Non-current assets

Intangible assets

Capitalized development expenses 3,570 3,522

Goodwill 38,330 41,140

Intellectual property rights, brands and other intangible assets 12,534 12,238

Property, plant and equipment 13,341

14,947

Financial assets

Equity in JV and associated companies 2,793 1,783

Other investments in shares and participations 591 836

Customer finance, non-current 1,932 2,311

Other financial assets, non-current 5,900 6,505

Deferred tax assets 12,778

14,274

91,769 97,556

Current assets

Inventories 28,175 33,657

Trade receivables 77,893

80,334

Customer finance, current 2,289 2,633

Other current receivables 21,273 22,700

Short-term investments 31,171

30,776

Cash and cash equivalents 40,988 35,311

201,789 205,411

Total assets 293,558 302,967

EQUITY AND LIABILITIES

Consolidated balance sheet

Equity

Stockholders’ equity 144,306

147,855

Non-controlling interest in equity of subsidiaries 1,003

1,196

145,309

149,051

Non-current liabilities

Post-employment benefits 20,385

24,163

Provisions, non-current 202

198

Deferred tax liabilities 3,177

3,156

Borrowings, non-current 21,864

23,496

Other non-current liabilities 1,797

1,815

47,425

52,828

Current liabilities

Provisions, current 4,225

3,858

Borrowings, current 2,281

2,847

Trade payables 24,473

24,266

Other current liabilities 69,845

70,117

100,824

101,088

Total equity and liabilities 293,558

302,967

Of which interest-bearing liabilities and post-employment benefits 44,530

50,506

Of which net cash 1) 27,629

15,581

Assets pledged as collateral 2,525

2,590

Contingent liabilities 737

721

1) Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 2.8.

OF CASH FLOWS

Jan–Mar Jan–Dec

2014 2015 2014

SEK million

Operating activities

Net income 1,692 1,454 11,143

Adjustments to reconcile net income to cash

Taxes –1,348 –1,921 –1,235

Earnings/dividends in JV and associated companies –16 –22 305

Depreciation, amortization and impairment losses 2,360 2,681 9,945

Other 549 944 2,185

3,237 3,136 22,343

Changes in operating net assets

Inventories –2,099 –4,019 –2,924

Customer finance, current and non–current 558 –258 –710

Trade receivables 7,957 2,037 1,182

Trade payables –110 –1,668 1,265

Provisions and post–employment benefits –464 –166 –859

Other operating assets and liabilities, net 323 –4,962 –1,595

6,165 –9,036 –3,641

Cash flow from operating activities 9,402

–5,900

18,702

Investing activities

Investments in property, plant and equipment –1,034 –2,367 –5,322

Sales of property, plant and equipment 274 75 522

Acquisitions/divestments of subsidiaries and other operations, net –849 –58 –4,394

Product development –197 –294 –1,523

Other investing activities –169 118 –3,392

Short–term investments –6,790 399 6,596

Cash flow from investing activities –8,765 –2,127 –7,513

Cash flow before financing activities 637

–8,027

11,189

Financing activities

Dividends paid – –25 –9,846

Other financing activities –5,069 899 –8,379

Cash flow from financing activities –5,069 874 –18,225

Effect of exchange rate changes on cash 433

1,476

5,929

Net change in cash and cash equivalents –3,999 –5,677 –1,107

Cash and cash equivalents, beginning of period 42,095 40,988 42,095

Cash and cash equivalents, end of period 38,096 35,311 40,988

CONSOLIDATED STATEMENT

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

SEK million	Jan–Mar 2014	Jan–Mar 2015	Jan–Dec 2014
Opening balance	**141,623**	**145,309**	**141,623**
Total comprehensive income	811	3,523	12,709
Sale/repurchase of own shares	24	46	106
Stock purchase plan	175	198	717
Dividends paid	–	–25	–9,846
Transactions with non–controlling interests	–	–	–
Closing balance	**142,633**	**149,051**	**145,309**

CONSOLIDATED INCOME STATEMENT – ISOLATED QUARTERS

	2014				2015
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Net sales	47,505	54,849	57,643	67,986	53,520
Cost of sales	–30,184	–34,910	–37,362	–43,100	–34,556
Gross income	**17,321**	**19,939**	**20,281**	**24,886**	**18,964**
Gross margin (%)	36.5%	36.4%	35.2%	36.6%	35.4%
Research and development expenses	–8,275	–9,084	–9,281	–9,668	–8,487
Selling and administrative expenses	–6,452	–6,541	–6,000	–8,107	–7,131
Operating expenses	**–14,727**	**–15,625**	**–15,281**	**–17,775**	**–15,618**
Other operating income and expenses	21	–206	–1,134	–837	–1,240
Shares in earnings of JV and associated companies	15	–109	10	28	27
Operating income	**2,630**	**3,999**	**3,876**	**6,302**	**2,133**
Financial income	401	268	429	179	684
Financial expenses	–612	–465	–557	–639	–740
Income after financial items	**2,419**	**3,802**	**3,748**	**5,842**	**2,077**
Taxes	–727	–1,140	–1,124	–1,677	–623
Net income	**1,692**	**2,662**	**2,624**	**4,165**	**1,454**
Net income attributable to:					
Stockholders of the Parent Company	2,120	2,579	2,646	4,223	1,319
Non–controlling interests	–428	83	–22	–58	135
Other information					
Average number of shares, basic (million)	3,233	3,235	3,238	3,241	3,244
Earnings per share, basic (SEK) [1]	0.66	0.80	0.82	1.30	0.41
Earnings per share, diluted (SEK) [1]	0.65	0.79	0.81	1.29	0.40

[1] Based on Net income attributable to stockholders of the Parent Company.

19 Ericsson | First Quarter Report 2015

CONSOLIDATED STATEMENT OF CASH FLOWS – ISOLATED QUARTERS

	2014				2015
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Operating activities					
Net income	1,692	2,662	2,624	4,165	1,454
Adjustments to reconcile net income to cash					
Taxes	*–1,348*	*26*	*–388*	*475*	*–1,921*
Earnings/dividends in JV and associated companies	*–16*	*356*	*–10*	*–25*	*–22*
Depreciation, amortization and impairment losses	*2,360*	*2,414*	*2,481*	*2,690*	*2,681*
Other	*549*	*404*	*267*	*965*	*944*
	3,237	**5,862**	**4,974**	**8,270**	**3,136**
Changes in operating net assets					
Inventories	–2,099	–1,188	–840	1,203	–4,019
Customer finance, current and non-current	558	–341	–1,101	174	–258
Trade receivables	7,957	–892	–1,222	–4,661	2,037
Trade payables	–110	1,644	–1,519	1,250	–1,668
Provisions and post-employment benefits	–464	–225	–18	–152	–166
Other operating assets and liabilities, net	323	–2,806	–1,624	2,512	–4,962
	6,165	**–3,808**	**–6,324**	**326**	**–9,036**
Cash flow from operating activities	**9,402**	**2,054**	**–1,350**	**8,596**	**–5,900**
Investing activities					
Investments in property, plant and equipment	–1,034	–1,320	–1,415	–1,553	–2,367
Sales of property, plant and equipment	274	53	139	56	75
Acquisitions/divestments of subsidiaries and other operations, net	–849	–1,512	–286	–1,747	–58
Product development	–197	–185	–155	–986	–294
Other investing activities	–169	–388	–1,302	–1,533	118
Short-term investments	–6,790	7,012	2,308	4,066	399
Cash flow from investing activities	**–8,765**	**3,660**	**–711**	**–1,697**	**–2,127**
Cash flow before financing activities	**637**	**5,714**	**–2,061**	**6,899**	**–8,027**
Financing activities					
Dividends paid	–	–9,828	–3	–15	–25
Other financing activities	–5,069	–2,393	–1,288	371	899
Cash flow from financing activities	**–5,069**	**–12,221**	**–1,291**	**356**	**874**
Effect of exchange rate changes on cash	433	1,499	2,306	1,691	1,476
Net change in cash and cash equivalents	**–3,999**	**–5,008**	**–1,046**	**8,946**	**–5,677**
Cash and cash equivalents, beginning of period	**42,095**	**38,096**	**33,088**	**32,042**	**40,988**
Cash and cash equivalents, end of period	**38,096**	**33,088**	**32,042**	**40,988**	**35,311**

20 Ericsson | First Quarter Report 2015

Accounting policies

The Group

This interim report is prepared in accordance with IAS 34. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2014, and should be read in conjunc- tion with that annual report.

There is no significant difference between IFRS effective as per

March 31, 2015 and IFRS as endorsed by the EU.

NET SALES BY SEGMENT BY QUARTER

	2014				2015
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
Networks	24,383	28,964	30,030	34,110	26,436
Global Services	20,356	23,059	24,467	29,777	23,901
Of which Professional Services	*15,078*	*16,554*	*17,794*	*21,405*	*18,131*
Of which Managed Services	*5,754*	*6,485*	*7,175*	*7,741*	*7,501*
Of which Network Rollout	*5,278*	*6,505*	*6,673*	*8,372*	*5,770*
Support Solutions	2,765	2,824	3,057	4,009	3,074
Modems	1	2	89	90	109
Total	**47,505**	**54,849**	**57,643**	**67,986**	**53,520**

	2014				2015
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
Networks	–30%	19%	4%	14%	–22%
Global Services	–25%	13%	6%	22%	–20%
Of which Professional Services	*–20%*	*10%*	*7%*	*20%*	*–15%*
Of which Managed Services	*–12%*	*13%*	*11%*	*8%*	*–3%*
Of which Network Rollout	*–37%*	*23%*	*3%*	*25%*	*–31%*
Support Solutions	–46%	2%	8%	31%	–23%
Modems	–	–	–	–	–
Total	**–29%**	**15%**	**5%**	**18%**	**–21%**

	2014				2015
Year over year change, percent	Q1	Q2	Q3	Q4	Q1
Networks	–13%	3%	13%	–2%	8%
Global Services	–5%	–7%	2%	10%	17%
Of which Professional Services	*3%*	*–1%*	*10%*	*14%*	*20%*
Of which Managed Services	*–2%*	*–4%*	*15%*	*18%*	*30%*
Of which Network Rollout	*–23%*	*–19%*	*–14%*	*0%*	*9%*
Support Solutions	13%	21%	30%	–21%	11%
Modems	–	–	–	–	–
Total	**–9%**	**–1%**	**9%**	**1%**	**13%**

	2014				2015
Year to date, SEK million	Jan–Mar	Jan–Jun	Jan–Sep	Jan–Dec	Jan–Mar
Networks	24,383	53,347	83,377	117,487	26,436
Global Services	20,356	43,415	67,882	97,659	23,901
Of which Professional Services	*15,078*	*31,632*	*49,426*	*70,831*	*18,131*
Of which Managed Services	*5,754*	*12,239*	*19,414*	*27,155*	*7,501*
Of which Network Rollout	*5,278*	*11,783*	*18,456*	*26,828*	*5,770*
Support Solutions	2,765	5,589	8,646	12,655	3,074
Modems	1	3	92	182	109
Total	**47,505**	**102,354**	**159,997**	**227,983**	**53,520**

	2014				2015
Year to date, year over year change, percent	Jan–Mar	Jan–Jun	Jan–Sep	Jan–Dec	Jan–Mar
Networks	–13%	–5%	1%	0%	8%
Global Services	–5%	–6%	–3%	0%	17%
Of which Professional Services	*3%*	*1%*	*4%*	*7%*	*20%*
Of which Managed Services	*–2%*	*–3%*	*3%*	*7%*	*30%*
Of which Network Rollout	*–23%*	*–21%*	*–19%*	*–14%*	*9%*
Support Solutions	13%	17%	21%	3%	11%
Modems	–	–	–	–	–
Total	**–9%**	**–5%**	**0%**	**0%**	**13%**

22 Ericsson | First Quarter Report 2015

OPERATING INCOME BY SEGMENT BY QUARTER

Isolated quarters, SEK million	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Networks	2,476	3,574	3,175	4,319	590
Global Services	1,036	1,487	1,607	1,937	1,681
Of which Professional Services	*1,893*	*2,095*	*2,059*	*2,472*	*2,109*
Of which Network Rollout	*–857*	*–608*	*–452*	*–535*	*–428*
Support Solutions	12	–378	–108	443	82
Modems	–745	–456	–739	–85	0
Unallocated [1]	–149	–228	–59	–312	–220
Total	**2,630**	**3,999**	**3,876**	**6,302**	**2,133**

Year to date, SEK million	2014 Jan–Mar	2014 Jan–Jun	2014 Jan–Sep	2014 Jan–Dec	2015 Jan–Mar
Networks	2,476	6,050	9,225	13,544	590
Global Services	1,036	2,523	4,130	6,067	1,681
Of which Professional Services	*1,893*	*3,988*	*6,047*	*8,519*	*2,109*
Of which Network Rollout	*–857*	*–1,465*	*–1,917*	*–2,452*	*–428*
Support Solutions	12	–366	–474	–31	82
Modems	–745	–1,201	–1,940	–2,025	0
Unallocated [1]	–149	–377	–436	–748	–220
Total	**2,630**	**6,629**	**10,505**	**16,807**	**2,133**

[1] "Unallocated" consists mainly of costs for corporate staff, non-operational capital gains and losses.

OPERATING MARGIN BY SEGMENT BY QUARTER

As percentage of net sales, isolated quarters	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Networks	10%	12%	11%	13%	2%
Global Services	5%	6%	7%	7%	7%
Of which Professional Services	*13%*	*13%*	*12%*	*12%*	*12%*
Of which Network Rollout	*–16%*	*–9%*	*–7%*	*–6%*	*–7%*
Support Solutions	0%	–13%	–4%	11%	3%
Modems	–	–	–	–	–
Total	**6%**	**7%**	**7%**	**9%**	**4%**

As percentage of net sales, year to date	2014 Jan–Mar	2014 Jan–Jun	2014 Jan–Sep	2014 Jan–Dec	2015 Jan–Mar
Networks	10%	11%	11%	12%	2%
Global Services	5%	6%	6%	6%	7%
Of which Professional Services	*13%*	*13%*	*12%*	*12%*	*12%*
Of which Network Rollout	*–16%*	*–12%*	*–10%*	*–9%*	*–7%*
Support Solutions	0%	–7%	–5%	0%	3%
Modems	–	–	–	–	–
Total	**6%**	**6%**	**7%**	**7%**	**4%**

23 Ericsson | First Quarter Report 2015

NET SALES BY REGION BY QUARTER

	2014				2015
Isolated quarters, SEK million	Q1	Q2	Q3	Q4	Q1
North America	12,215	15,179	14,033	13,082	12,246
Latin America	4,710	5,414	5,882	6,564	4,574
Northern Europe & Central Asia [1) 2)]	2,436	2,717	3,151	4,069	2,726
Western & Central Europe [2)]	4,381	4,582	4,646	6,097	4,741
Mediterranean [2)]	4,785	5,487	5,218	7,513	4,982
Middle East	3,859	4,514	6,039	6,865	4,517
Sub Saharan Africa	1,813	1,886	2,447	2,603	2,158
India	1,695	1,645	2,000	2,362	3,531
North East Asia	4,908	6,406	7,033	9,225	6,030
South East Asia & Oceania	3,446	3,662	3,794	4,956	4,259
Other [1) 2)]	3,257	3,357	3,400	4,650	3,756
Total	**47,505**	**54,849**	**57,643**	**67,986**	**53,520**
1) Of which in Sweden	*999*	*1,008*	*1,090*	*1,047*	*1,091*
2) Of which in EU	*9,720*	*10,320*	*10,736*	*14,325*	*10,904*

	2014				2015
Sequential change, percent	Q1	Q2	Q3	Q4	Q1
North America	–11%	24%	–8%	–7%	–6%
Latin America	–30%	15%	9%	12%	–30%
Northern Europe & Central Asia [1) 2)]	–34%	12%	16%	29%	–33%
Western & Central Europe [2)]	–16%	5%	1%	31%	–22%
Mediterranean [2)]	–32%	15%	–5%	44%	–34%
Middle East	–35%	17%	34%	14%	–34%
Sub Saharan Africa	–30%	4%	30%	6%	–17%
India	–14%	–3%	22%	18%	49%
North East Asia	–43%	31%	10%	31%	–35%
South East Asia & Oceania	–20%	6%	4%	31%	–14%
Other [1) 2)]	–55%	3%	1%	37%	–19%
Total	**–29%**	**15%**	**5%**	**18%**	**–21%**
1) Of which in Sweden	*–25%*	*1%*	*8%*	*–4%*	*4%*
2) Of which in EU	*–24%*	*6%*	*4%*	*33%*	*–24%*

	2014				2015
Year–over–year change, percent	Q1	Q2	Q3	Q4	Q1
North America	–23%	–1%	–3%	–5%	0%
Latin America	8%	–3%	11%	–3%	–3%
Northern Europe & Central Asia [1) 2)]	7%	0%	7%	11%	12%
Western & Central Europe [2)]	1%	1%	6%	17%	8%
Mediterranean [2)]	–9%	–11%	–8%	6%	4%
Middle East	22%	13%	38%	16%	17%
Sub Saharan Africa	–15%	–29%	–9%	1%	19%
India	6%	29%	56%	20%	108%
North East Asia	–19%	–4%	16%	7%	23%
South East Asia & Oceania	–17%	–3%	5%	16%	24%
Other [1) 2)]	12%	23%	55%	–35%	15%
Total	**–9%**	**–1%**	**9%**	**1%**	**13%**
1) Of which in Sweden	*–2%*	*–21%*	*37%*	*–21%*	*9%*
2) Of which in EU	*–1%*	*–5%*	*6%*	*12%*	*12%*

24 Ericsson | First Quarter Report 2015

NET SALES BY REGION BY QUARTER, CONT.

	2014				2015
Year to date, SEK million	Jan–Mar	Jan–Jun	Jan–Sep	Jan–Dec	Jan–Mar
North America	12,215	27,394	41,427	54,509	12,246
Latin America	4,710	10,124	16,006	22,570	4,574
Northern Europe & Central Asia [1] [2]	2,436	5,153	8,304	12,373	2,726
Western & Central Europe [2]	4,381	8,963	13,609	19,706	4,741
Mediterranean [2]	4,785	10,272	15,490	23,003	4,982
Middle East	3,859	8,373	14,412	21,277	4,517
Sub Saharan Africa	1,813	3,699	6,146	8,749	2,158
India	1,695	3,340	5,340	7,702	3,531
North East Asia	4,908	11,314	18,347	27,572	6,030
South East Asia & Oceania	3,446	7,108	10,902	15,858	4,259
Other [1] [2]	3,257	6,614	10,014	14,664	3,756
Total	**47,505**	**102,354**	**159,997**	**227,983**	**53,520**
[1] *Of which in Sweden*	*999*	*2,007*	*3,097*	*4,144*	*1,091*
[2] *Of which in EU*	*9,720*	*20,040*	*30,776*	*45,101*	*10,904*

	2014				2015
Year to date, year-over-year change, percent	Jan–Mar	Jan–Jun	Jan–Sep	Jan–Dec	Jan–Mar
North America	–23%	–12%	–9%	–8%	0%
Latin America	8%	2%	5%	3%	–3%
Northern Europe & Central Asia [1] [2]	7%	3%	5%	6%	12%
Western & Central Europe [2]	1%	1%	3%	7%	8%
Mediterranean [2]	–9%	–10%	–9%	–5%	4%
Middle East	22%	17%	25%	22%	17%
Sub Saharan Africa	–15%	–23%	–18%	–13%	19%
India	6%	16%	28%	25%	108%
North East Asia	–19%	–11%	–2%	1%	23%
South East Asia & Oceania	–17%	–10%	–5%	0%	24%
Other [1] [2]	12%	18%	28%	–2%	15%
Total	**–9%**	**–5%**	**0%**	**0%**	**13%**
[1] *Of which in Sweden*	*–2%*	*–13%*	*0%*	*–6%*	*9%*
[2] *Of which in EU*	*–1%*	*–3%*	*0%*	*4%*	*12%*

TOP 5 COUNTRIES IN SALES

	Q1		Jan–Mar	
Country	2014	2015	2014	2015
United States	26%	23%	26%	23%
China	5%	8%	5%	8%
India	4%	7%	4%	7%
United Kingdom	3%	4%	3%	4%
Japan	4%	3%	4%	3%

25 Ericsson | First Quarter Report 2015

NET SALES BY REGION BY SEGMENT

	Q1 2015					Jan–Mar 2015				
SEK million	Networks	Global Services	Support Solutions	Modems	Total	Networks	Global Services	Support Solutions	Modems	Total
North America	5,151	6,300	795	–	12,246	5,151	6,300	795	–	12,246
Latin America	2,142	2,215	217	–	4,574	2,142	2,215	217	–	4,574
Northern Europe & Central Asia	1,814	838	74	–	2,726	1,814	838	74	–	2,726
Western & Central Europe	1,639	2,935	167	–	4,741	1,639	2,935	167	–	4,741
Mediterranean	1,915	2,920	147	–	4,982	1,915	2,920	147	–	4,982
Middle East	2,397	1,937	183	–	4,517	2,397	1,937	183	–	4,517
Sub Saharan Africa	757	1,164	237	–	2,158	757	1,164	237	–	2,158
India	2,103	1,104	324	–	3,531	2,103	1,104	324	–	3,531
North East Asia	3,961	2,009	60	–	6,030	3,961	2,009	60	–	6,030
South East Asia & Oceania	2,415	1,764	80	–	4,259	2,415	1,764	80	–	4,259
Other	2,142	715	790	109	3,756	2,142	715	790	109	3,756
Total	**26,436**	**23,901**	**3,074**	**109**	**53,520**	**26,436**	**23,901**	**3,074**	**109**	**53,520**
Share of Total	49%	45%	6%	–	100%	49%	45%	6%	–	100%

	Q1 2015				
Sequential change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	3%	–12%	–19%	–	–6%
Latin America	–28%	–33%	–29%	–	–30%
Northern Europe & Central Asia	–33%	–34%	–28%	–	–33%
Western & Central Europe	–39%	–10%	–5%	–	–22%
Mediterranean	–38%	–30%	–44%	–	–34%
Middle East	–32%	–31%	–64%	–	–34%
Sub Saharan Africa	–31%	–15%	69%	–	–17%
India	76%	12%	83%	–	49%
North East Asia	–39%	–22%	–67%	–	–35%
South East Asia & Oceania	–9%	–16%	–61%	–	–14%
Other	–23%	–12%	–18%	–	–19%
Total	**–22%**	**–20%**	**–23%**	**–**	**–21%**

	Q1 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–21%	25%	26%	–	0%
Latin America	–12%	9%	–8%	–	–3%
Northern Europe & Central Asia	32%	–17%	25%	–	12%
Western & Central Europe	–9%	19%	29%	–	8%
Mediterranean	–4%	12%	–23%	–	4%
Middle East	33%	3%	2%	–	17%
Sub Saharan Africa	4%	40%	–8%	–	19%
India	137%	58%	200%	–	108%
North East Asia	43%	–1%	–47%	–	23%
South East Asia & Oceania	30%	18%	–13%	–	24%
Other	–2%	143%	3%	–	15%
Total	**8%**	**17%**	**11%**	**–**	**13%**

	Jan–Mar 2015				
Year over year change, percent	Networks	Global Services	Support Solutions	Modems	Total
North America	–21%	25%	26%	–	0%
Latin America	–12%	9%	–8%	–	–3%
Northern Europe & Central Asia	32%	–17%	25%	–	12%
Western & Central Europe	–9%	19%	29%	–	8%
Mediterranean	–4%	12%	–23%	–	4%
Middle East	33%	3%	2%	–	17%
Sub Saharan Africa	4%	40%	–8%	–	19%
India	137%	58%	200%	–	108%
North East Asia	43%	–1%	–47%	–	23%
South East Asia & Oceania	30%	18%	–13%	–	24%
Other	–2%	143%	3%	–	15%
Total	**8%**	**17%**	**11%**	**–**	**13%**

26 Ericsson | First Quarter Report 2015

PROVISIONS

Isolated quarters, SEK million	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Opening balance	**5,362**	**4,928**	**4,579**	**4,567**	**4,427**
Additions	625	430	675	996	915
Utilization/Cash out	–977	–642	–648	–794	–1,204
Of which restructuring	*–512*	*–246*	*–231*	*–213*	*–437*
Reversal of excess amounts	–88	–298	–132	–420	–236
Reclassification, translation difference and other	6	161	93	78	154
Closing balance	**4,928**	**4,579**	**4,567**	**4,427**	**4,056**

Year to date, SEK million	2014 Jan–Mar	2014 Jan–Jun	2014 Jan–Sep	2014 Jan–Dec	2015 Jan–Mar
Opening balance	**5,362**	**5,362**	**5,362**	**5,362**	**4,427**
Additions	625	1,055	1,730	2,726	915
Utilization/Cash out	–977	–1,619	–2,267	–3,061	–1,204
Of which restructuring	*–512*	*–758*	*–989*	*–1,202*	*–437*
Reversal of excess amounts	–88	–386	–518	–938	–236
Reclassification, translation difference and other	6	167	260	338	154
Closing balance	**4,928**	**4,579**	**4,567**	**4,427**	**4,056**

INFORMATION ON INVESTMENTS

Investments in assets subject to depreciation, amortization, impairment and write-downs

Isolated quarters, SEK million	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Additions					
Property, plant and equipment	1,034	1,320	1,415	1,553	2,367
Capitalized development expenses	197	185	155	986	294
IPR, brands and other intangible assets	77	621	935	1,014	11
Total	**1,308**	**2,126**	**2,505**	**3,553**	**2,672**
Depreciation, amortization and impairment losses					
Property, plant and equipment	1,004	1,048	1,078	1,187	1,214
Capitalized development expenses	333	315	311	342	342
IPR, brands and other intangible assets, etc.	1,023	1,051	1,092	1,161	1,125
Total	**2,360**	**2,414**	**2,481**	**2,690**	**2,681**

27 Ericsson | First Quarter Report 2015

RECONCILIATION TABLE, NON-IFRS MEASUREMENTS – CASH CONVERSION

Isolated quarters, SEK million

Net income 1,692 2,662 2,624 4,165

1,454

Net income reconciled to cash 3,237 5,862 4,974 8,270 3,136

Cash flow from operating activities 9,402 2,054 –1,350 8,596 –5,900

Cash conversion 290.5% 35.0% –27.1% 103.9% –188.1%

net cash – end of period

SEK million

Dec 31

2014

Mar 31

2015

Cash and cash equivalents 40,988

35,311

+ Short term investments 31,171 30,776

– Borrowings, non-current 21,864 23,496

– Borrowings, current

2,281 2,847

– Post employment benefits 20,385 24,163

Net cash, end of period 27,629 15,581

20142015Q1Q2Q3Q4Q1

OTHER INFORMATION

SEK million	Jan–Mar 2014	Jan–Mar 2015	Jan–Dec 2014
Number of shares and earnings per share			
Number of shares, end of period (million)	3,305	3,305	3,305
Of which class A-shares (million)	262	262	262
Of which class B-shares (million)	3,043	3,043	3,043
Number of treasury shares, end of period (million)	71	60	63
Number of shares outstanding, basic, end of period (million)	3,234	3,245	3,242
Numbers of shares outstanding, diluted, end of period (million)	3,265	3,277	3,275
Average number of treasury shares (million)	72	61	68
Average number of shares outstanding, basic (million)	3,233	3,244	3,237
Average number of shares outstanding, diluted (million) [1]	3,264	3,276	3,270
Earnings per share, basic (SEK)	0.66	0.41	3.57
Earnings per share, diluted (SEK) [1]	0.65	0.40	3.54
Ratios			
Days sales outstanding	112	125	105
Inventory turnover days	72	82	64
Payable days	62	64	56
Equity ratio (%)	53.4%	49.2%	49.5%
Capital turnover (times)	1.1	1.1	1.2
Cash conversion (%) [2]	290.5%	–188.1%	83.7%
Exchange rates used in the consolidation [3]			
SEK/EUR– closing rate	8.95	9.29	9.47
SEK/USD– closing rate	6.48	8.64	7.79
Other			
Regional inventory, end of period	16,456	20,000	17,142
Export sales from Sweden	24,078	26,151	113,734

[1] Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
[2] Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures can be found on page 28.
[3] Translation method changed from 2015. Monthly rates used to translate transactions are available on www.ericsson.com/thecompany/investors

NUMBER OF EMPLOYEES

SEK million	2014 Mar 31	2014 Jun 31	2014 Sep 31	2014 Dec 31	2015 Mar 31
North America	14,902	15,306	15,554	15,516	15,156
Latin America	9,731	11,179	10,901	11,066	10,970
Northern Europe & Central Asia [1]	21,484	21,476	21,691	21,633	21,556
Western & Central Europe	11,455	12,624	12,606	12,617	12,575
Mediterranean	12,253	12,475	13,306	13,387	13,363
Middle East	3,749	3,736	3,831	3,858	3,813
Sub Saharan Africa	2,094	2,284	2,288	2,406	2,442
India	17,991	18,495	19,413	19,971	21,215
North East Asia	13,490	13,448	13,653	13,464	13,488
South East Asia & Oceania	4,234	4,359	4,265	4,137	4,128
Total	**111,383**	**115,382**	**117,508**	**118,055**	**118,706**
[1] Of which in Sweden	*17,545*	*17,497*	*17,655*	*17,580*	*17,569*

29 Ericsson | First Quarter Report 2015

RESTRUCTURING CHARGES BY FUNCTION

Isolated quarters, SEK million	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Cost of sales	–82	–116	–168	–663	–484
Research and development expenses	–19	–80	–92	–113	–51
Selling and administrative expenses	–29	–47	–19	–28	–79
Total	**–130**	**–243**	**–279**	**–804**	**–614**

Year to date, SEK million	2014 Jan–Mar	2014 Jan–Jun	2014 Jan–Sep	2014 Jan–Dec	2015 Jan–Mar
Cost of sales	–82	–198	–366	–1,029	–484
Research and development expenses	–19	–99	–191	–304	–51
Selling and administrative expenses	–29	–76	–95	–123	–79
Total	**–130**	**–373**	**–652**	**–1,456**	**–614**

RESTRUCTURING CHARGES BY SEGMENT

Isolated quarters, SEK million	2014 Q1	2014 Q2	2014 Q3	2014 Q4	2015 Q1
Networks	–93	–128	–80	–142	–173
Global Services	–32	–81	–122	–600	–419
Of which Professional Services	*–25*	*–63*	*–85*	*–435*	*–140*
Of which Network Rollout	*–7*	*–18*	*–37*	*–165*	*–279*
Support Solutions	–5	–34	–77	–30	–19
Modems	–	–	–	–32	–3
Unallocated	–	–	–	–	–
Total	**–130**	**–243**	**–279**	**–804**	**–614**

Year to date, SEK million	2014 Jan–Mar	2014 Jan–Jun	2014 Jan–Sep	2014 Jan–Dec	2015 Jan–Mar
Networks	–93	–221	–301	–443	–174
Global Services	–32	–113	–235	–835	–419
Of which Professional Services	*–25*	*–88*	*–173*	*–608*	*–140*
Of which Network Rollout	*–7*	*–25*	*–62*	*–227*	*–279*
Support Solutions	–5	–39	–116	–146	–19
Modems	–	–	–	–32	–3
Unallocated	–	–	–	–	–
Total	**–130**	**–373**	**–652**	**–1,456**	**–614**

30 Ericsson | First Quarter Report 2015